Exhibit 99.77C

Results of proposal presented at the annual general meeting of shareholders

The following votes were cast at the Annual General Meeting of Shareholders held on March 16, 2017:

Election of Directors
	For	Against	Abstain

David Christensen	5,645,409	198,628	52,267
Gary Glynn	5,649,427	180,382	66,995
Bruce Hansen	5,618,904	211,440	66,461
Mary Joan Hoene	5,640,280	194,813	61,711
Robert Pilkington	5,623,794	203,233	69,776
Appointment of Independent Registered Public Accounting Firm

	For	Against	Abstain

Tait, Weller & Baker LLP	13,706,974	187,220	189,500